Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



Hope Andrade
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Red Oak Instruments, LLC
File Number: 801035941

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 10/01/2008

Effective: 10/01/2008



Hope Andrade
Secretary of State

Come visit us on the internet at http://www.sos.state.tx.us/

Phone: (512) 463-5555   Fax: (512) 463-5709   Dial: 7-1-1 for Relay Services
Prepared by: Clarissa Davie   TID: 10306   Document: 231509620002

CERTIFICATE OF FORMATION OF
RED OAK INSTRUMENTS, LLC
A LIMITED LIABILITY COMPANY

This certificate of formation is submitted for filing pursuant to the applicable provisions of the Texas Business Organizations Code.

Article I - Entity Name and Type

The name and type of filing entity being formed are: Red Oak Instruments, LLC, a Texas limited liability company (hereinafter "Company").

Article II - Purpose

The purpose for which the Company is organized is any lawful purpose which may be undertaken by the company in accordance with the applicable provisions of the Texas Business Organizations Code.

Article III - Period of Duration Not Perpetual

The Company shall exist until December 31, 2075, upon which the Company shall begin to wind up its affairs in order to terminate.

Article IV - Registered Office and Registered Agent

The initial registered agent is an individual resident of the state whose name is Richard A. Behlmann. The business address of the initial registered agent and the initial registered office is: 21218 Kingsland Blvd, Katy, TX 77450.

Article V - Principal Office

The address of the Company's principal office in this state is: 21218 Kingsland Blvd, Katy, Texas 77450.

Article VI - Organizer

The name and address of the organizer is:

Name	Address
Richard A. Behlmann	21218 Kingsland Blvd Katy, Texas 77450

Article VII - Governing Authority

The company shall be managed by its Managers. The names and addresses of the persons who are to serve as Managers until the first annual meeting of the company's Members or until successors are elected and qualified are:

Name	Address
William C. Paske	21218 Kingsland Blvd Katy, Texas 77450
Richard A. Behlmann	21218 Kingsland Blvd Katy, Texas 77450

Article VIII - Indemnity

Subject to any exceptions and limitations not forth in this Certificate of Formation, the company shall (i) indemnify any governing person or delegate of the company, (ii) pay, advance, or reimburse those persons for expensed incurred by them, and (iii) purchase and maintain liability insurance for those persons, in each case as and to the extent permitted or required by the Code.

Article IX. Liability

No governing person of the company shall be personally liable to the company or the members for monetary damages for an act or omission in the person's capacity as a governing person, except for:

(1) a breach of the person's duty of loyalty, if any, to the company or its members;

(2) an act or omission not in good faith that constitutes a breach of the person's duty to the company or that involves intentional misconduct or a knowing violation of the law;

(3) a transaction from which the person received an improper benefit, regardless of whether that benefit resulted from an action taken within the scope of the person's office, or

(4) an act or omission for which the liability of the person is expressly provided by applicable statute.

If the Code is amended to authorize action by the company further eliminating or limiting the personal liability of governing persons, former governing persons, and delegates, then the liability of any such person shall be eliminated or limited to the fullest extent permitted by the Code, as so amended.

Any repeal or modification of this Article by the members of the company shall not adversely affect any right or protection of a governing person, former governing person, or delegate of the company existing at the time of such repeal or modification. Any repeal or modification of those provisions of the Code that concern the limitation of governing person shall not be construed to affect adversely any right or protection of a governing person, former governing person, or delegate of the Company existing at the time of such repeal or modification unless such adverse construction is required by law.

Article X - Effective Date of Filing

This certificate of formation becomes effective when the document is filed by the secretary of state.

Article XI - Execution

This document is signed subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: <u>September 30, 2008</u>



Richard A. Behlmann

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 10-02-2008

Employer Identification Number:
26-3472676

Form: SS-4

Number of this notice: CP 575 B

RED OAK INSTRUMENTS LLC
WILLIAM C PASKE PHD MBR
3331 CONFEDERATE CT
MISSOURI CITY, TX 77459

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 26-3472676. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

Form 1065	04/15/2009

If you have questions about the form(s) or the due date(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, *Accounting Periods and Methods*.

We assigned you a tax classification based on information obtained from you or your representative. It is not a legal determination of your tax classification, and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, *Entity Classification Election*. See Form 8832 and its instructions for additional information.

A limited liability company (LLC) may file Form 8832, *Entity Classification Election*, and elect to be classified as an association taxable as a corporation. If the LLC is eligible to be treated as a corporation that meets certain tests and it will be electing S corporation status, it must timely file Form 2553, *Election by a Small Business Corporation*. The LLC will be treated as a corporation as of the effective date of the S corporation election and does not need to file Form 8832.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.**

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub. Thank you for your cooperation.

Keep this part for your records.   CP 575 B (Rev. 7-2007)

- -

Return this part with any correspondence
so we may identify your account. Please   CP 575 B
correct any errors in your name or address.
                                                                 9999999999

Your Telephone Number Best Time to Call DATE OF THIS NOTICE: 10-02-2008
(   )   -   EMPLOYER IDENTIFICATION NUMBER: 26-3472676
                                          FORM: SS-4   NOBOD
_____ _____

INTERNAL REVENUE SERVICE   RED OAK INSTRUMENTS LLC
CINCINNATI OH   45999-0023   WILLIAM C PASKE PHD MBR
|.|..|.|.|.|.|..|.|..|.|..||..||.....|.|..||.|.|..| 3331 CONFEDERATE CT
                                          MISSOURI CITY, TX 77459